

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 11, 2018

Matthew Schultz
President, Chief Executive Officer, Principal Executive Officer and Director
CleanSpark, Inc.
70 North Main Street, Suite 105
Bountiful, Utah

     Re: CleanSpark, Inc.
            Form 10-K for Fiscal Year Ended September 30, 2017
            Filed January 16, 2018
            File No. 0-53498

Dear Mr. Schultz:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ William H. Thompson

                  William H. Thompson
                  Branch Chief
                  Office of Consumer Products